Goldman
Sachs

Goldman Sachs Financial Markets, L.P.

Statement of Financial Condition

December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51753

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Goldman Sachs Financial Markets, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant
☒ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas J. Favia	(212) 902-1710	thomas.favia@gs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	PCAOB ID 238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to consolidated statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INDEX



Report of Independent Auditors

To the Partners of Goldman Sachs Financial Markets, L.P.

Opinion

We have audited the accompanying statement of financial condition of Goldman Sachs Financial Markets, L.P. (the Firm) as of December 31, 2025, including the related notes (referred to as the "statement of financial condition").

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Firm as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Statement of Financial Condition section of our report. We are required to be independent of the Firm and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

In preparing the statement of financial condition, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Firm's ability to continue as a going concern for one year after the date the statement of financial condition is available to be issued.

Auditors' Responsibilities for the Audit of the Statement of Financial Condition

Our objectives are to obtain reasonable assurance about whether the statement of financial condition as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statement of financial condition.

In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the statement of financial condition, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statement of financial condition.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Firm's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PricewaterhouseCoopers LLP.

New York, New York
February 26, 2026

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
Statement of Financial Condition

$ in thousands		As of December 2025
Assets		
Cash	$	56,514
Collateralized agreements:		
Securities purchased under agreements to resell		2,251,627
Receivables:		
Brokers, dealers and clearing organizations		148,585
Customers and counterparties		69,467
Financial instruments owned (at fair value and includes **$295** pledged as collateral)		704,805
Other assets		17,524
Total assets	$	3,248,522
Liabilities and partners' capital		
Collateralized financings:		
Securities loaned	$	67
Other secured financings (at fair value)		352,754
Payables:		
Customers and counterparties		547,785
Financial instruments sold, but not yet purchased (at fair value)		485,713
Unsecured short-term borrowings		821,955
Other liabilities and accrued expenses		8,098
Subordinated borrowings		540,000
Total liabilities		2,756,372
Commitments, contingencies and guarantees		
Partners' capital		
Partners' capital		492,150
Total liabilities and partners' capital	$	3,248,522

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.

Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), is a limited partnership which is a registered over-the-counter (OTC) derivatives dealer and security-based swap dealer with the Securities and Exchange Commission (SEC) and registered swap dealer with the U.S. Commodity Futures Trading Commission (CFTC). The firm is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc. and, collectively with its consolidated subsidiaries, GS Group), a Delaware corporation.

The firm's business consists of dealer activities in eligible OTC derivative instruments, as defined by SEC Rule 3b-13. The firm facilitates client transactions and makes markets in eligible OTC derivative instruments.

Business Segment

The firm's chief operating decision maker (CODM) is its chief financial officer. The CODM reviews financial information and makes strategic decisions for the firm principally based on net earnings. Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information about the firm as a whole.

The accounting policies used to prepare metrics for the segment are consistent with those described in Note 3. See Note 17 for further information about excess net capital.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2025 refer to the date December 31, 2025. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies are either described below or included in the following footnotes:

Fair Value Measurements	Note 4
Fair Value Hierarchy	Note 5
Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased	Note 6
Derivatives and Hedging Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Unsecured Borrowings	Note 10
Subordinated Borrowings	Note 11
Commitments, Contingencies and Guarantees	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Legal Proceedings	Note 16

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations), and accounting for income taxes. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Financial Assets and Liabilities at Fair Value

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. See Note 4 for further information about fair value measurements.

Notes to Statement of Financial Condition

Cash

Cash included cash and due from banks of $0.3 million and interest-bearing deposits with banks of $56.2 million as of December 2025, substantially all of which was not covered by Federal Deposit Insurance Corporation insurance. Substantially all of the firm's cash is held with four major financial institutions.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist of margin held with an affiliate, Goldman Sachs & Co. LLC (GS&Co.), relating to transactions on derivative exchanges cleared through GS&Co. These receivables are accounted for at cost plus accrued interest, which generally approximates fair value. As these receivables generally do not give rise to material credit risk for the firm, no allowance for credit losses is held against them. As these receivables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these receivables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2025.

Receivables from Customers and Counterparties

Substantially all receivables from customers and counterparties consist of collateral posted in connection with certain derivative transactions. These receivables are accounted for at amortized cost net of any allowance for credit losses, which generally approximates fair value. As these receivables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these receivables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2025. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Payables to Customers and Counterparties

Substantially all payables to customers and counterparties consist of collateral received in connection with certain derivative transactions. These payables are accounted for at cost plus accrued interest, which generally approximates fair value. As these payables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2025. Interest on payables to customers and counterparties is recognized over the life of the transaction.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors, including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of setoff exists under an enforceable netting agreement. Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) with the same settlement date are presented on a net-by counterparty basis in the statement of financial condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the statement of financial condition, resale agreements and securities loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting assets and liabilities.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Notes to Statement of Financial Condition

Recent Accounting Developments

Improvements to Income Tax Disclosures (ASC 740). In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures." This ASU requires incremental disclosures primarily related to the reconciliation of the statutory tax rate to the effective tax rate, as well as income taxes paid. This ASU became effective for the firm for annual periods beginning in 2025. Since this ASU only requires additional disclosures, adoption of this ASU did not have an impact on the firm's financial condition.

Disaggregation of Income Statement Expenses (ASC 220). In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses." This ASU requires additional disaggregation of certain expenses within the footnotes to the financial statements. This ASU is effective for the firm for annual periods beginning in 2027, and interim periods beginning in 2028 under a prospective approach. Early adoption and retrospective application is permitted. Since this ASU only requires additional disclosures, adoption of this ASU will not have an impact on the firm's financial condition.

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and liabilities may require valuation adjustments that a market participant would require to arrive at fair value for factors, such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

The table below presents financial assets and liabilities accounted for at fair value.

$ in thousands	As of December 2025
Total level 1 financial assets	$ 293
Total level 2 financial assets	4,676,918
Total level 3 financial assets	10,220
Counterparty and cash collateral netting	(3,982,626)
Total financial assets at fair value	**$ 704,805**
Total assets	$ 3,248,522
Total level 3 financial assets divided by:	
Total assets	0.3%
Total financial assets at fair value	1.5%
Total level 1 financial liabilities	$ 1,118
Total level 2 financial liabilities	4,711,444
Total level 3 financial liabilities	10,218
Counterparty and cash collateral netting	(3,884,313)
Total financial liabilities at fair value	**$ 838,467**
Total liabilities	$ 2,756,372
Total level 3 financial liabilities divided by:	
Total liabilities	0.4%
Total financial liabilities at fair value	1.2%

Notes to Statement of Financial Condition

In the table above:

- Counterparty netting among positions classified in the same level is included in that level.

- Counterparty and cash collateral netting represents the impact on derivatives of netting across levels.

The table below presents a summary of level 3 financial assets.

$ in thousands	As of December 2025
Cash instruments	$ 2
Derivatives	10,218
Total	**$ 10,220**

See Note 5 for further information about level 3 financial assets.

The valuation techniques and nature of significant inputs used to determine the fair value of the firm's financial instruments are described below.

Valuation Techniques and Significant Inputs for Cash Instruments

Level 1. Level 1 cash instruments include actively traded listed equity securities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets. The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2. Level 2 cash instruments include other debt obligations. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or executable) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3. Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales.

Valuation techniques of level 3 cash instruments vary by instrument, but are generally based on discounted cash flow techniques.

Valuation Techniques and Significant Inputs for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., discounted cash flow models, correlation models and models that incorporate option pricing methodologies, such as Monte Carlo simulations). Price transparency of derivatives can generally be characterized by product type, as described below.

- **Interest Rate.** In general, the key inputs used to value interest rate derivatives are transparent, even for most long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the key inputs are generally observable.

- **Equity.** Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to the observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs.

Level 1. Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2. Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), measures of volatility and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or executable) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3. Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

Valuation Techniques and Significant Inputs for Other Financial Liabilities at Fair Value

In addition to cash instruments and derivatives, the firm accounts for certain of its other financial liabilities at fair value under the fair value option. Such instruments include other secured financings. These instruments are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified in level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality. The significant inputs used to value the firm's other financial liabilities are described below.

Other Secured Financings. The significant inputs to the valuation of other secured financings are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions). See Note 9 for further information about other secured financings.

Note 5.

Fair Value Hierarchy

Financial assets and liabilities at fair value includes cash instruments, derivatives and certain other financial assets and liabilities at fair value.

Cash Instruments

Fair Value by Level. The table below presents cash instruments by level within the fair value hierarchy.

$ in thousands	As of December 2025			
	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 293	$ –	$ 2	$ 295
Other debt obligations	–	352,754	–	352,754
Total	$ 293	$ 352,754	$ 2	$ 353,049
Liabilities				
Equity securities	$ (1,118)	$ –	$ –	$ (1,118)
Total	$ (1,118)	$ –	$ –	$ (1,118)

Cash instruments consists of instruments primarily held in connection with the firm's risk management or market-making activities. These instruments are accounted for at fair value.

In the table above, assets are shown as positive amounts and liabilities are shown as negative amounts.

See Note 4 for an overview of the firm's fair value measurement policies, valuation techniques and significant inputs used to determine the fair value of cash instruments.

Derivatives

Fair Value by Level. The table below presents derivatives on a gross basis by level and product type, as well as the impact of netting.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2025				
Assets				
Interest rates	$ –	$ 1,074	$ –	$ 1,074
Equities	–	8,333,970	10,345	8,344,315
Gross fair value	–	8,335,044	10,345	8,345,389
Counterparty netting in levels	–	(4,010,880)	(127)	(4,011,007)
Subtotal	$ –	$ 4,324,164	$ 10,218	$ 4,334,382
Cross-level counterparty netting				(4,268)
Cash collateral netting				(3,978,358)
Net fair value				$ 351,756
Liabilities				
Interest rates	$ –	$ (840)	$ –	$ (840)
Equities	–	(8,368,730)	(10,345)	(8,379,075)
Gross fair value	–	(8,369,570)	(10,345)	(8,379,915)
Counterparty netting in levels	–	4,010,880	127	4,011,007
Subtotal	$ –	$ (4,358,690)	$ (10,218)	$ (4,368,908)
Cross-level counterparty netting				4,268
Cash collateral netting				3,880,045
Net fair value				$ (484,595)

In the table above:

- Gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.

- Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in counterparty netting in levels. Where the counterparty netting is across levels, the netting is included in cross-level counterparty netting.

- Assets are shown as positive amounts and liabilities are shown as negative amounts.

See Note 4 for an overview of the firm's fair value measurement policies, valuation techniques and significant inputs used to determine the fair value of derivatives.

Other Financial Liabilities

Fair Value by Level. The table below presents, by level within the fair value hierarchy, other financial liabilities at fair value, which are accounted for at fair value under the fair value option.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2025				
Other secured financings	$ –	$ (352,754)	$ –	$ (352,754)
Total	$ –	$ (352,754)	$ –	$ (352,754)

In the table above, liabilities are shown as negative amounts.

See Note 4 for an overview of the firm's fair value measurement policies, valuation techniques and significant inputs used to determine the fair value of financial liabilities.

Note 6.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

Financial instruments owned and financial instruments sold, but not yet purchased include cash instruments and derivatives primarily held in connection with the firm's market-making or risk management activities. These assets and liabilities are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP.

The table below presents a summary of financial instruments owned and financial instruments sold, but not yet purchased.

$ in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
As of December 2025		
Cash instruments	$ 353,049	$ 1,118
Derivatives	351,756	484,595
Total	$ 704,805	$ 485,713

See Note 5 for further information about cash instruments and Note 7 for further information about derivatives.

Note 7.

Derivatives and Hedging Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. The firm's OTC derivatives are bilateral contracts between two counterparties (bilateral OTC).

Market Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this role, the firm typically acts as principal and is required to commit capital to provide execution, and maintains market-making positions in response to, or in anticipation of, client demand.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making activities.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.

- **Swaps.** Contracts that require counterparties to exchange cash flows, such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments or indices.

- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets are included in financial instruments owned and derivative liabilities are included in financial instruments sold, but not yet purchased.

The tables below present the gross fair value and the notional amounts of derivative contracts by major product type, the amounts of netting in the statement of financial condition, as well as collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.

	Fair Value as of December 2025	
$ in thousands	Derivative Assets	Derivative Liabilities
Not accounted for as hedges		
Bilateral OTC	$ 1,074	$ 840
Total interest rates	1,074	840
Exchange-traded	18	–
Bilateral OTC	8,344,297	8,379,075
Total equities	8,344,315	8,379,075
Total gross fair value	$ 8,345,389	$ 8,379,915
Offset in the statement of financial condition		
Bilateral OTC	$ (4,015,275)	$ (4,015,275)
Counterparty netting	(4,015,275)	(4,015,275)
Bilateral OTC	(3,978,358)	(3,880,045)
Cash collateral netting	(3,978,358)	(3,880,045)
Total amounts offset	$ (7,993,633)	$ (7,895,320)
Included in the statement of financial condition		
Exchange-traded	$ 18	$ –
Bilateral OTC	351,738	484,595
Total	$ 351,756	$ 484,595
Not offset in the statement of financial condition		
Securities collateral	$ –	$ (371,527)
Total	$ 351,756	$ 113,068

	Notional Amounts as of
$ in thousands	December 2025
Not accounted for as hedges	
Bilateral OTC	$ 714,810
Total interest rates	714,810
Exchange-traded	2,415,686
Bilateral OTC	108,260,794
Total equities	110,676,480
Total notional amounts	$ 111,391,290

In the tables above:

- Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure.

- Substantially all of the gross fair value of derivatives relates to derivative contracts which are subject to enforceable netting agreements.

- Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

See Note 4 for an overview of the firm's fair value measurement policies, valuation techniques and significant inputs used to determine the fair value of derivatives, and Note 5 for further information about derivatives within the fair value hierarchy.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in Group Inc.'s credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a Group Inc. downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of Group Inc. at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents information about net derivative liabilities under bilateral agreements (excluding collateral posted) and the fair value of collateral posted. No additional collateral or termination payments could have been called at the reporting date by counterparties in the event of a one-or two-notch downgrade in Group Inc.'s credit ratings.

$ in thousands	As of December 2025
Net derivative liabilities under bilateral agreements	$ 81,916
Collateral posted	$ 10

Note 8.
Fair Value Option

Other Financial Liabilities at Fair Value

In addition to financial instruments owned and financial instruments sold, but not yet purchased, the firm accounts for certain of its other financial liabilities at fair value under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis; and

- Mitigate volatility in earnings from using different measurement attributes.

Other financial liabilities accounted for at fair value under the fair value option include other secured financings.

See Note 4 for an overview of the firm's fair value measurement policies, valuation techniques and significant inputs used to determine the fair value of other financial liabilities, and Note 5 for information about other financial liabilities within the fair value hierarchy.

Note 9.
Collateralized Agreements and Financings

Collateralized agreements are resale agreements. Collateralized financings are repurchase agreements, securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash and finance certain firm activities.

Collateralized agreements and financings with the same settlement date are presented on a net-by-counterparty basis when such transactions meet certain settlement criteria and are subject to netting agreements. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

Notes to Statement of Financial Condition

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold before or at the maturity of the agreement. The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and agency obligations.

The firm receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the firm monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Resale and repurchase agreements are recorded based on the amount of cash collateral advanced or received. The carrying value of such agreements approximates fair value. As these agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these agreements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2025.

The firm enters into all of its resale and repurchase agreements with GS&Co.

Securities Loaned Transactions
In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm makes delivery of securities loaned. To mitigate credit exposure, the firm monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral received plus accrued interest. As these agreements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such agreements approximates fair value. As these agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these agreements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2025.

The firm enters into all of its securities loaned transactions with GS&Co.

Offsetting Arrangements
The table below presents resale and repurchase agreements and securities loaned transactions included in the statement of financial condition, as well as the amounts not offset in the statement of financial condition.

| | As of December 2025 | | |
| | Assets | Liabilities | |
$ in thousands	Resale agreements	Repurchase agreements	Securities loaned
Included in the statement of financial condition			
Gross carrying value	$ 2,253,887	$ 2,260	$ 67
Counterparty netting	(2,260)	(2,260)	–
Total	**2,251,627**	**–**	**67**
Amounts not offset	(2,251,379)	–	(67)
Total	**$ 248**	**$ –**	**$ –**

In the table above:

• Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements.

• Amounts not offset includes the fair value of securities collateral received or posted subject to enforceable credit support agreements. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

Gross Carrying Value of Repurchase Agreements and Securities Loaned
In the case of repurchase agreements, the firm received cash and pledged U.S. government and agency obligations as collateral. In the case of securities loaned, the firm loaned equity securities and received cash as collateral. The repurchase agreements and securities loaned were either overnight or had no stated maturity.

Notes to Statement of Financial Condition

Other Secured Financings

In addition to repurchase agreements and securities loaned transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments as collateral in these transactions. These other secured financings consist of structured financing arrangements.

The firm has elected to apply the fair value option to all other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 5 for further information about other secured financings that are accounted for at fair value.

As of December 2025, the firm had $352.8 million of other secured financings, of which $215.8 million was short-term and matures in less than one year. Long-term other secured financings of $137.0 million included $135.8 million maturing in 2027 and $1.2 million maturing in 2029.

Collateral Received and Pledged

The firm receives cash and securities (e.g., corporate obligations) as collateral, primarily in connection with resale agreements and derivative transactions. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into repurchase agreements and securities loaned transactions, primarily in connection with secured financing activities.

The firm also pledges certain financial instruments owned in connection with repurchase agreements and securities loaned transactions to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged.

$ in thousands	As of December 2025
Collateral available to be delivered or repledged	$ 937,694
Collateral that was delivered or repledged	$ 809,260

The table below presents information about assets pledged.

$ in thousands	As of December 2025
Financial instruments owned pledged to counterparties that had the right to deliver or repledge	$ 295

Note 10.

Unsecured Borrowings

The firm's unsecured borrowings outstanding as of December 2025 were $822.0 million, all of which were short-term. The firm obtains unsecured short-term borrowings from Group Inc. Group Inc. can demand repayment of the outstanding borrowings under the loan agreement with 90-day advance notice. As of December 2025, the weighted average interest rate on these borrowings was 5.22%. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. As these unsecured short-term borrowings are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2025.

Note 11.

Subordinated Borrowings

As of December 2025, the firm had outstanding borrowings of $100.0 million from Group Inc. under a subordinated loan agreement, maturing in 2027. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., maturing in 2027, of which $440.0 million was outstanding as of December 2025.

The interest rate on these subordinated loan agreements is the Secured Overnight Financing Rate plus 2.11% per annum. The carrying value of these borrowings approximates fair value. As these subordinated loan agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 4 and 5. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2025.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.
Commitments, Contingencies and Guarantees

Commitments
The firm had commitments to return collateral of $12.6 million and to post collateral of $29.6 million as of December 2025 related to derivatives. These commitments expire in 2026.

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with GS&Co., as required under Regulation T of the Federal Reserve. As of December 2025, Group Inc. posted $2.07 billion of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co., the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 13.
Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

The table below presents assets and liabilities with affiliates.

$ in thousands	As of December 2025
Assets	
Collateralized agreements:	
Resale agreements	$ 2,251,627
Receivables:	
Brokers, dealers and clearing organizations	148,585
Customers and counterparties	32,283
Financial instruments owned	350,854
Other assets	17,398
Total	$ 2,800,747
Liabilities	
Collateralized financings:	
Securities loaned	$ 67
Other secured financings	352,754
Payables:	
Customers and counterparties	10,831
Financial instruments sold, but not yet purchased	12,120
Unsecured short-term borrowings	821,955
Subordinated borrowings	540,000
Total	$ 1,737,727

In the table above, financial instruments owned and financial instruments sold, but not yet purchased, consist of derivative contracts with affiliates.

The firm receives operational, administrative and management support from GS&Co. under a service agreement.

The firm has revenue sharing agreements with affiliated entities related to certain activities under which it transfers revenues to, and receives revenues from, such entities. Revenues related to market and credit risk exposures held by the firm or by affiliated entities that arise from activities covered by these agreements are shared among the firm and these entities.

Note 14.
Income Taxes

In July 2025, H.R.1, referred to as the One Big Beautiful Bill Act (OBBBA), was signed into law. OBBBA permanently extends and modifies certain domestic and international provisions from 2017's Tax Cuts and Jobs Act and phases out certain Inflation Reduction Act of 2022 incentives for investments in clean energy. Certain domestic provisions have retroactive effects beginning in 2025. The OBBBA legislation did not have a material impact on the firm for 2025.

Provision for Income Taxes
The firm has elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal, as well as consolidated or combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to a tax sharing arrangement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated or combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Notes to Statement of Financial Condition

As of December 2025, the firm had no deferred tax assets or liabilities. The firm had no valuation allowance to reduce deferred tax assets.

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2025, the liability related to unrecognized tax benefits was not material.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction.

GS Group has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2026. This program allows GS Group to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. All issues for the 2011 through 2018 tax years have been resolved and completion is pending final review by the Joint Committee on Taxation. All issues for the 2019 through 2022 tax years have been resolved and will be effectively settled pending administrative completion by the IRS. Final completion of tax years 2011 through 2022 will not have a material impact on the firm. The 2023 and 2024 tax years remain subject to post-filing review.

New York State and City examinations of tax years 2015 through 2018 commenced during 2021. All years, including and subsequent to 2015 for New York State and City and all other significant states, remain open to examination by the taxing authorities.

The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 15.
Credit Concentrations

The firm's concentrations of credit risk arise from its market-making activities and collateralized transactions and may be impacted by changes in economic, industry or political factors. These activities expose the firm to many different industries and counterparties, and may also subject the firm to a concentration of credit risk to a particular counterparty or issuer. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

The firm did not have credit exposure to any external counterparty that exceeded 2% of total assets as of December 2025. See Note 13 for information about transactions with related parties.

Note 16.
Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any such matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Notes to Statement of Financial Condition

Note 17.

Net Capital Requirements

The firm is a registered OTC derivatives dealer, and is also a registered swap dealer with the CFTC, and a registered security-based swap dealer with the SEC, and therefore is subject to regulatory capital requirements imposed by the SEC, the CFTC and the National Futures Association. Rule 18a-1 of the SEC and Part 23 Subpart E of the CFTC specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. As of December 2025, the firm had regulatory net capital, as defined by Rule 18a-1, of $843.7 million, which exceeded the greater of the minimum amounts required under Rules 18a-1 of the SEC and Part 23 Subpart E of the CFTC by $805.3 million.

Note 18.

Subsequent Events

The firm evaluated subsequent events through February 26, 2026, the date this statement of financial condition was issued, and determined that there were no material events or transactions that would require recognition or additional disclosure in this statement of financial condition.